Wefunder Revenue Share

WEFUNDER

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

Please enter inputs in the orange cells	
Company name	The Cracker King
Total target loan amount	$165,000
Multiple for investors	1.50
% of revenues	10%
Early Bird terms?	Yes
Early Bird loan amount	$25,000
Early Bird multiple for investors	2.00
Year of disbursal	2021
Quarter of disbursal	Q1
Grace period quarters	1
Quarter repaid	Q1, 2023
Years to repay	2.25
Non Early Bird loan amount	$140,000
Non Early Bird repayment amount	$210,000
Early Bird loan amount	$25,000
Early Bird repayment amount	$50,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$165,000
Total repayment amount	$260,000

Quarter	Year	Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2021	2021	**$44,000**	$0	$0	$260,000
Q2, 2021	2021	**$98,000**	$9,800	$9,800	$250,200
Q3, 2021	2021	**$164,000**	$16,400	$26,200	$233,800
Q4, 2021	2021	**$313,000**	$31,300	$57,500	$202,500
Q1, 2022	2022	**$359,950**	$35,995	$93,495	$166,505
Q2, 2022	2022	**$413,943**	$41,394	$134,889	$125,111
Q3, 2022	2022	**$476,034**	$47,603	$182,493	$77,507
Q4, 2022	2022	**$547,439**	$54,744	$237,237	$22,763
Q1, 2023	2023	**$629,555**	$62,956	$260,000	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$619,000	$57,500	$57,500	$260,000
2022	$1,797,366	$179,737	$237,237	$22,763
2023	$2,769,555	$249,048	$260,000	$0